FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: March 6, 2006                                   By: /s/David Patterson, CEO/s/

Knight Resources Ltd.

Quarterly Financial Statements
For The Three Months Ended December 31, 2005
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Knight Resources Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the three months ended December 31, 2005.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	December 31,	September 30,
	2005	2005
ASSETS

Current assets
Cash and cash equivalents	$ 496,964	$ 649,983
Short-term investments	42,745	42,745
Accounts receivable	15,751	14,043
Advances for exploration	-	342,076
Tax credits recoverable	2,377,555	2,253,684
Prepaid expenses	12,939	8,244

	2,945,954	3,310,775

Property, plant and equipment	17,466	18,855

	$ 2,963,420	$ 3,329,630

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 47,685	$ 62,145

Shareholders' equity
Share capital	19,208,832	19,208,832
Subscription proceeds (note 6)	65,900	-
Contributed surplus (note 4)	2,420,527	2,408,471
Deficit	(18,779,524)	(18,349,818)

	2,915,735	3,267,485

	$ 2,963,420	$ 3,329,630

Nature of operations and basis of presentation (note 1)
Contingency (note 3)
Subsequent events (note 6)

Approved by the Directors:

"Harvey Keats"

"David Patterson"

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2005	2004

Expenses
Exploration expenditures (schedule 1) (note 3)	$ 246,383	$ 273,083
General and administrative (schedule 2)	124,473	236,267
Promotion	46,973	76,475
Travel	11,877	34,139

Loss before other item	429,706	619,964

Other item
Oil and gas net revenue	-	(4,933)

Loss for the period	$ (429,706)	$ (615,031)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of
common shares outstanding	65,580,040	50,881,706

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2005	2004

Deficit, beginning of period	$ (18,349,818)	$ (14,985,535)

Loss for the period	(429,706)	(615,031)

Deficit, end of period	$ (18,779,524)	$ (15,600,566)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended December 31,
	2005	2004
Cash Provided by (Used for):

Operating Activities
Loss for the period	$ (429,706)	$ (615,031)
Items not involving cash:
Amortization	1,389	1,646
Stock-based compensation expense	12,056	50,336
Accrued interest income	-	(1,828)
Changes in non-cash operating working capital:
Accounts receivable	(1,708)	(7,785)
Advances for exploration	342,076	-
Tax credits recoverable	(123,871)	(198,363)
Prepaid expenses	(4,695)	14,401
Accounts payable and accrued liabilities	(14,460)	(1,333,806)

	(218,919)	(2,090,430)

Financing Activities
Issuance of common shares	-	1,575,500
Subscription proceeds	65,900	500,000

	65,900	2,075,500

Investing Activities
Purchase of property, plant and equipment	-	(1,456)

Change in cash and cash equivalents	(153,019)	(16,386)

Cash and cash equivalents, beginning of period	649,983	764,000

Cash and cash equivalents, end of period	$ 496,964	$ 747,614

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
December 31, 2005
(Unaudited)
(Canadian Dollars)

1.	Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its properties contain reserves that are economically recoverable.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ended September 30, 2006. The balance sheet at September 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended September 30, 2005. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended September 30, 2005.

3. Mineral Property

West Raglan Property

	December 31,	September 30,
Cumulative expenditures	2005	2005

Exploration expenditures	$ 12,885,754	$ 12,515,499
Refundable tax credits and mining duties	(5,477,474)	(5,353,602)

	$ 7,408,280	$ 7,161,897

The Company has a 49% participating joint venture interest in the 730 km2 West Raglan Project (‘the Project’) located in northern Quebec, Canada. Exploration is carried out by Anglo American Exploration (Canada) Limited (‘Anglo American’) under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American.

On April 21, 2004 Novawest Resources Inc. (‘Novawest’) of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

4. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended December 31, 2005, 75,000 stock options granted to investor relations consultants vested with a compensation cost of $12,056. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 2.94%, a dividend yield of nil, an expected volatility of 160% and expected life of the stock options of two years.

5. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout the three months ended December 31, 2005 and 2004:

a)	paid or accrued $6,000 (2004 - $6,000) for directors fees to a director and a company controlled by a director;

b)	paid or accrued $36,422 (2004 - $44,690) for management fees to a company controlled by the CEO and to a company controlled by the President;

c)	paid or accrued $23,370 (2004 - $41,160) for technical services relating to the West Raglan Property to a company controlled by the President;

d)	paid or accrued $7,500 (2004 - $7,500) for rent to a company where the CEO is a director;

6. Subsequent Events

a)
Subsequent to December 31, 2005, the Company issued 1,711,177 flow-through common shares via a non-brokered private placement at a price of $0.17 per share for proceeds of $290,900 less fees and costs of $10,205. For income tax purposes, the subscription funds of $290,900 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. The Company received $65,900 of the $290,900 as at December 31, 2005.

b)
Subsequent to December 31, 2005, the Company granted 2,800,000 incentive stock options to certain of its directors, officers and employees and granted 200,000 investor relation stock options. All of the options are exercisable at a price of $0.17 per common share for a period of two years. All of the stock options vest immediately, with the exception of the investor relation stock options which vest as follows: one quarter on the grant date, one quarter three months after the grant date, one quarter six months after the grant date and one quarter nine months after the grant date.

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures		Schedule 1
(Canadian Dollars)

		Three months ended December 31,
	2005	2004

West Raglan Property
Drilling	$ 55,115	$ 143,650
Geochemistry	37,573	12,494
Geology	75,998	117,937
Geophysics	12,911	60,211
Mobilization	20,847	-
Other	81,589	137,153
Property filing fees	81,496	-
Safety and environment	4,726	-

	370,255	471,445
Refundable tax credits	(104,122)	(166,736)
Mining duties refund	(19,750)	(31,626)

	$ 246,383	$ 273,083

General and Administrative Expenses		Schedule 2
(Canadian Dollars)

		Three months ended December 31,
	2005	2004

Administrative fees	$ 27,000	$ 27,000
Amortization	1,389	1,646
Directors fees	6,000	6,000
Filing fees	1,595	9,895
Legal fees	769	20,622
Management fees	36,422	44,690
Office and miscellaneous	29,610	52,672
Rent	7,500	7,500
Stock-based compensation expense (note 5)	12,056	50,336
Telephone and communications	3,700	16,322
Transfer agent	2,384	2,208
Less: interest income	(3,952)	(2,624)

	$ 124,473	$ 236,267

KNIGHT RESOURCES LTD.
Management’s Discussion and Analysis
Three Months Ended December 31, 2005

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Knight Resources Ltd. (“the Company”) should be read in conjunction with the interim unaudited financial statements for the period ended December 31, 2005 and related notes thereto. The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is February 23, 2006.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of natural resource properties with potential for nickel, copper, cobalt, platinum and palladium deposits. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada. The Company also has an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project). The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols KNP and KRL respectively.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Exploration Projects

West Raglan, Quebec

The Company owns a 49% interest in the 730 square kilometre West Raglan Project (the “Project”) located in the Cape Smith Belt in northern Quebec. Anglo American Exploration (Canada) Ltd. ('Anglo American') owns the remaining 51% interest in the Project.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

Anglo American is a wholly owned subsidiary of Anglo American plc, of London, England. The Company has funded exploration programs on the West Raglan Project in 2003, 2004 and 2005. The results of the 2005 program were described in detail in the Company’s news release dated November 2, 2005 and the September 30, 2005 management discussion and analysis dated November 29, 2005.

2006 Program

A detailed 2006 exploration program is currently being designed. However, a 2006 budget of $3,000,000 in phase I and conditionally $2,000,000 in phase II have been agreed to by the Company and Anglo American. The Company will be funding 49% of the 2006 program.

Results of Operations

The Company reported a loss of $429,706 (2005 - $615,031) and a loss per share of $0.01 (2004 - $0.01) for the three months ended December 31, 2005. The Company’s 2005 loss is less than 2004’s loss due to lower exploration and business activity.

The Company incurred $38,280 less in stock-based compensation during 2005 compared to 2004. During 2004, the Company re-priced 930,000 stock options with a compensation cost of $50,336. During 2005, the Company recognized $12,056 compensation cost pursuant to the vesting of 75,000 investor relations consultants’ stock options.

Management billed the Company a total of $59,792 (2004 - $85,850) for management services for the three months ended December 31, 2005. Of these amounts, $23,370 (2004 - $41,160) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees increased slightly as the Company’s business and projects required slightly more management time.

The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month plus expenses. The Company has also engaged the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month plus expenses.

The Company spent $51,764 less on promotion and travel in 2005 compared to 2004 because the Company attended fewer investment conferences, printed less promotional material and carried out less promotion during the three months ended December 31, 2005.

The majority of the general and administrative costs decreased in 2005 as the Company’s business was slower in 2005.

Legal fees decreased significantly in 2005 as substantial initial litigation costs were incurred in 2004 relating to the Company’s litigation against Novawest Resources Inc. and ongoing litigation costs have been at a reduced level.

The Company paid an arms-length private company $27,000 (2004 - $27,000) for accounting, secretarial and general administrative services.

The Company pays two of its independent directors $1,000 per month.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position decreased by $350,361 over the three months ended December 31, 2005. The primary reasons for this decrease were the use of the advances for exploration for West Raglan exploration and general and administrative expenditures.

During the period, The Company received $65,900 of subscriptions relating to an equity financing completed subsequent to December 31, 2005. The Company issued 1,711,177 flow-through common shares via a non-brokered private placement at a price of $0.17 per share for proceeds of $290,900 less fees and costs of $10,205. The Company will use these funds for exploration of its West Raglan property.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project. There are no assurances that the Company will be able to finance on acceptable terms.

Going forward, the Company is required to fund 49% of exploration costs on the West Raglan Project in order to maintain its interest. A calendar 2006 budget of $3,000,000 in phase I and conditionally $2,000,000 in phase II have been agreed to by the Company and Anglo American. The Company’s portion of these amounts totaling $2,450,000 is expected to be funded by remaining cash on hand, refundable tax credits and future equity financings. Based on the expected receipt in April 2006 of Quebec refundable tax credits totaling $1,346,000, the Company will have sufficient funds to meet the requirement to carry out the phase I program.

The Company has not entered into any off-balance sheet arrangements.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04

Interest income	$ 3,952	$ 7,897	$ 12,201	$ 4,790	$ 2,624	$ 5,877	$ 23,721	$ 23,814

Net loss	$ 429,706	$1,232,342	$ 903,430	$ 613,480	$ 615,031	$3,998,441	$ 608,083	$ 672,918

Basic and diluted
loss per share	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.09)	$ (0.01)	$ (0.01)
The quarterly loss for September 2005 and 2004 was significantly more than prior periods due to large exploration expenditures incurred during the summer months of July, August and September. The June 2005 quarterly loss was slightly higher than the quarterly losses in March 2005 and December 2004 due to the $249,395 income tax recovery recorded in March 2005 and lower amounts of exploration incurred in December 2004. Interest income fluctuates depending on the amount of cash on hand the Company has to invest in short term interest bearing investments. Since June 30, 2004, the Company has had smaller amounts of cash on hand to invest which in turn has resulted in smaller amounts of interest income.

Related Party Transactions

Management fees of $22,892 (2004 - $32,800) were paid or accrued to a company owned by Mr. David Patterson. Management fees of $13,530 (2004 - $11,890) were paid or accrued to a company owned by Mr. Harvey Keats.

Management fees in relation to technical geological services of $23,370 (2004 - $14,760) were paid or accrued to a company owned by Mr. Harvey Keats. Management fees in relation to technical geological services of $nil (2004 - $26,400) were paid or accrued to a company owned by Mr. Kerry Sparkes.

Directors fees of $3,000 (2004 - $3,000) were paid or accrued to a company owned by Mr. Laurie Sadler. Directors fees of $3,000 (2004 - $3,000) were paid or accrued to Mr. John Maher

Rent of $7,500 (2004 - $7,500) was paid or accrued to a company where Mr. David Patterson is a director.

Outstanding Share Data

As at February 23, 2006, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares issued and outstanding	67,291,217	n/a	n/a

Warrants	3,673,334	$0.35	April 22, 2007

Stock options	6,710,000	$0.17 to $0.83	Feb 11/06 to Jan 15/08

Fully Diluted	77,674,551

Directors and Officers

David Patterson Director and CEO John Maher Director
Harvey Keats Director and President Laurie Sadler Director
Kerry Sparkes Director Erin Walmesley Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended September 30, 2005 and 2004 and the Company’s Information Circular dated December 9, 2005. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.knightresources.ca.